Exhibit 99.1

NIO Inc. to Hold Extraordinary General Meeting on June 3, 2021

SHANGHAI, China, April 29, 2021 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer and a leading manufacturer of premium smart electric vehicles in China, today announced that it has called an extraordinary general meeting (the “EGM”) of shareholders to be held at Building 20, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China on June 3, 2021 at 10 a.m. (local time), for the purposes to consider and, if thought fit, pass the proposal to amend and restate the Company’s memorandum and articles of association (the “Proposal”).

The detailed Proposal and additional information regarding the EGM can be found in the notice of the EGM, to which the form of proxy for the EGM is attached and made a part. The notice and form of proxy for the EGM are available on the Company’s website at https://ir.nio.com/egm/20210603.

The Board of Directors of the Company has fixed the close of business on May 7, 2021 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive the notice of the EGM or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjournment(s) or postponement(s) thereof. Holders of the American depositary shares (“ADSs”) representing the Company’s Class A ordinary shares must act through the depositary of the Company’s ADS program to exercise their voting rights for the underlying ordinary shares.

About NIO Inc.

NIO Inc. is a pioneer and a leading manufacturer of premium smart electric vehicles in China. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells smart premium electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com